LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL

(202) 274-2030	rgarabedian@luselaw.com
September 13, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Michael Clampitt, Esq. Mail Stop 4561

Re:	Atlantic Coast Financial Corporation (Registration No. 333-167632) Registration Statement on Form S-1

Dear Mr. Clampitt:
     On behalf of Atlantic Coast Financial Corporation (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated August 11, 2010. The responses correspond to the numbered comments in the comment letter. The Amended S-1 has been blacklined to reflect changes from the previous filing, which include updating the Prospectus to June 30, 2010 business and financial information.
Registration Statement on Form S-1/A
Risk Factors, page 31
1.	We note your response to Comment 11 of our letter dated July 15, 2010. Please amend this Risk Factor to also include a discussion of the risks associated with Mr. Choudhrie’s service to New Century Bank.

The disclosure has been revised as requested on page 32 of the Prospectus.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-performing asset sales, page 71
2.	Please update this section to include a discussion of your sale and corresponding loss of distressed assets through June 30, 2010.

Securities and Exchange Commission
September 13, 2010

The disclosure has been updated as requested on page 60 of the Prospectus.
Board Independence, page 155
3.	Please amend this section to include a discussion as to why Messrs. Sidhu and Choudhrie do not qualify as independent directors.

The disclosure has been revised as requested on page 144 of the Prospectus.
Transactions with Certain Related Persons, page 175
4.	We note your disclosure regarding the loan Atlantic Coast Federal Corporation received from New Century Bank which participated a portion of the loan to a company solely owned by Director Choudhrie. Please revise your Registration Statement to include at a minimum whether in connection with the loan you had any plans, arrangements and/or understandings whereby Messrs. Sidhu and Choudhrie would serve as your directors. If so, please describe the key aspects of such plans, arrangements and/or understandings and file as exhibits any related material contracts in accordance with Item 601 of Regulation S-K.

The Company had no plans, arrangements and/or understandings in connection with the noted loan whereby Messrs. Sidhu and Choudhrie would serve as the Company’s directors. The Company does not believe the participation qualifies as a material contract under Item 601 of Regulation S-K because the Company is not a party to the agreement.
*   *   *   *   *

Securities and Exchange Commission
September 13, 2010

     We trust the foregoing is responsive to the staff’s comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2030 or Benjamin Azoff of this office at (202) 274-2010 as soon as possible if it has any further comments.

Respectfully,
/s/ Richard S. Garabedian
Richard S. Garabedian

Enclosures

cc:	Eric Envall, Esq. Angela Connell, CPA John Nolan, CPA Robert J. Larison, Jr., President and Chief Executive Officer Thomas B. Wagers, Sr., Chief Financial Officer Benjamin Azoff, Esq.